

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Robert Anderson
Chief Executive Officer
EARTHSTONE ENERGY INC
1400 Woodloch Forest Drive, Suite 300
The Woodlands, TX 77380

> **Re: EARTHSTONE ENERGY INC**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 6, 2022**
> **File No. 001-35049**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note your disclosure on page 12 that pursuant to the Purchase Agreement, which closed on April 14, 2022, the Company acquired the interests in oil and gas leases and related property of Bighorn Asset Company, LLC ("Bighorn") for a purchase price of $638.9 million in cash, net of preliminary and customary purchase price adjustments, and 5,650,977 shares of Class A Common Stock, and of which 510,638 shares are held in escrow to satisfy any seller indemnification obligations. We further note that the issuance of the Preferred Stock, as well as the approval of the conversion feature of the Preferred Stock and the issuance of the Class A Common Stock upon conversion of the Preferred Stock, are intended to facilitate your transaction with Bighorn. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote

on the acquisition. Please revise the preliminary information statement to also include the information required by Items 13 and 14 of Schedule 14A with respect to this transaction, or provide an analysis explaining why you do not believe you are required to do so. Refer to Note A of Schedule 14A and Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Reid Godbolt